TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

August 9, 2007

Titan Trading Analytics Inc. Announces Completion of Crucial Software Link

EDMONTON, ALBERTA - (August 9, 2007) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") is pleased to announce that phase one of the software link between its blackbox trading signal generator and its QuickTick charting application is complete and that a beta-test program of this link is now underway.

Titan's two primary software products are its blackbox signal generator, which generates real-time buy and sell trading signals to enter and exit long and short trades, and QuickTick, its charting program which displays quotes and charts in real time. The announced software link allows Titan's blackbox signals to be displayed graphically as marks in its QuickTick charts.

Titan CTO Michael Gossland says, "This visual link between our two primary products is very important to us. When it comes to examining trading signals, nothing surpasses chart visualization, and our emerging QuickTick application is an ideal platform for this. As software developers, we will use this new ability to quickly inspect and thereby refine our blackbox signals during the final stages of blackbox development. As traders, we will use these displayed blackbox signals to support our greybox trading. Completing this link is a crucial accomplishment for us."

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.